SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-Held Company

NOTICE TO MARKET

São Paulo, SP, Brazil, February 6, 2014– GAFISA S.A. (BOVESPA: GFSA3) (“Gafisa” or “Company”) hereby discloses to the market the communication received on this date from its shareholders Orbis Investment Management Limited and affiliated entities (“Investor”), pursuant to Article 12 of CVM Instruction 358/02, as follows:

1. The Investor purchased 22,228,676 common shares issued by the Company, including 9,115,638 ADRs, each of which representing 2 common shares, reaching relevant participation of 5.10% of the total capital stock of the Company, on February 3, 2014.

2. Accounts managed by the Investor and respective CNPJs:

Orbis SICAV Global Balanced Fund	17.274.508/0001-80
Orbis SICAV Global Balanced AG Fund	17.288.511/0001-53
Orbis SICAV Global Equity Fund	11.458.995/0001-55
Orbis Global Equity Fund Limited	11.458.991/0001-77
Orbis International Equity L.P.	11.458.992/0001-11
Orbis Global Equity Fund (Australia Registered)	11.164.421/0001-74

3. The Investor declares that the participation abovementioned is strictly does not have the purpose of altering the controlling group or the administrative structure of the Company;

4. In addition, the Investor declares that it does not hold, direct or indirectly, any convertible debentures issued by the Company; and

5. Finally, the Investor declares that it has not entered into any contract or agreement governing the exercise of voting rights or the purchase and sale of the securities issued by the Company.

São Paulo, February 6, 2014.

GAFISA S.A.

André Bergstein

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 6, 2014

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer